Filed by CBOE Holdings, Inc.

pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-6 under the Securities

Exchange Act of 1934

Subject Company: Bats Global Markets, Inc.

SEC File No. for Registration Statement

on Form S-4 filed by CBOE

Holdings, Inc.: 333-214488

Information Circular IC17-006 February 10, 2017

CBOE Holdings Reports Fourth-Quarter 2016 Results

     On Monday, CBOE Holdings reported fourth-quarter 2016 financial results.

     To see the press release, view the remarks and slide presentation, or to listen to the webcast from the conference call, visit Events and Presentations in the Investor Relations section on the CBOE website.

SMLC Sentiment-Based Index Traffic Up 42%

     Financial professionals are increasingly watching Twitter tweets to determine their potential to influence the direction of stock prices or of the economy.

     The CBOE-SMA Large Cap Index (SMLC Index) is a useful tool for investors to obtain useful actionable information from Twitter postings to identify stocks that have positive bullish sentiment.

     Percentage changes in stock price indexes from year-end 2014 through February 6, 2017 are up 42% for the SMLC Index, up 11% for the S&P 500® (SPX) Index, and down 3% for the MSCI Emerging Markets Index (MXEF).

     The 33rd CBOE Risk Management Conference will include a discussion on the growing role of predictive analytics covering the following topics :

•      Relationships between political/policy shocks and financial markets;

•      Predictive signals from Twitter traffic;

•      Signals from implied volatility measures.

Trading Schedule for the Presidents’ Day Holiday

     CBOE, C2 and CFE will be closed during the regular trading session on Monday, February 20, for the Presidents’ Day holiday.

     For additional information on CFE’s modified trading hours for the Presidents’ Day holiday, please see CFE Regulatory Circular RG17-004 on the CBOE website.

Other News and Notes

     Edward Tilly, Chief Executive Officer, presented at the Credit Suisse Financial Services Forum in Florida on Wednesday, February 8.  To hear the audio webcast of the presentation, visit Events and Presentation in the Investor Relations section on the CBOE website.

     Jay Caauwe, CFE Managing Director, joined other exchange leaders as a panelist on the Exchange Updates Panel during the FIA/SIFMA Asset Management Derivatives Forum 2017 on Wednesday, February 8, in Laguna Beach, California.

     Save the Date:  On Wednesday, February 22, CBOE’s Regulatory Division will host an informal meeting for floor traders and compliance personnel to answer questions related to open-outcry crossing.

We encourage your input on these and other Exchange matters. Please feel free to contact us directly with your concerns.

Ed Tilly: tillye@cboe.com	Ed Provost: provost@cboe.com

Information Circular IC17-006 February 10, 2017

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.  Actual results could differ materially from those projected or forecast in the forward-looking statements, including due to the risks, uncertainties or assumptions described in the Risk Factors section of the definitive joint proxy statement/prospectus dated December 9, 2016 that CBOE Holdings filed with the SEC on December 12, 2016.

Neither CBOE Holdings nor Bats Global Markets, Inc. (“Bats”) undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information Regarding the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.  This communication relates to the proposed merger transaction involving CBOE Holdings, Bats, CBOE Corporation and CBOE V, LLC. In connection therewith, CBOE Holdings filed with the SEC on December 12, 2016 a definitive joint proxy statement/prospectus dated December 9, 2016, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. CBOE Holdings and Bats commenced mailing of the definitive joint proxy statement/prospectus to CBOE Holdings stockholders and Bats stockholders on December 12, 2016.  BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE Holdings and Bats, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE Holdings will be available free of charge on CBOE Holdings’ website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE

Holdings’ Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132.

We encourage your input on these and other Exchange matters. Please feel free to contact us directly with your concerns.

Ed Tilly: tillye@cboe.com	Ed Provost: provost@cboe.com